Exhibit (12)

Eastman Kodak Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio)

Nine Months
Ended
September 30, 2007
Loss from continuing operations before income taxes	$(356)
Adjustments:
Minority interest in loss of subsidiaries with fixed charges	3
Undistributed income of equity method investees	—
Interest expense	84
Interest component of rental expense (1)	42
Amortization of capitalized interest	8
Loss from continuing operations as adjusted	$(219)

Fixed charges:
Interest expense	$84
Interest component of rental expense (1)	42
Capitalized interest	2
Total fixed charges	$128

Ratio of earnings to fixed charges	*
____________________

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

*	Earnings for the nine months ended September 30, 2007 were inadequate to cover fixed charges. The coverage deficiency was $347 million.